82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Interim Unaudited Results for the six months ended 31 March 2003 (May 21, 2003).



IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £11,011,020 (March 5, 2003).

2. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £6,163,410 (March 5, 2003).

3. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £8,669,457 (March 20, 2003).

4. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £8,338,216 (March 20, 2003).

5. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £6,512,524 (April 9, 2003).

6. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £4,196,600 (April 9, 2003).

7. Companies Form No. 169 Return by a company purchasing its own shares – in respect of an aggregate amount of £10,094,088 (April 9, 2003).

82-5161

G

CHFP041

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169


FIFTY THOUSAND POUNDS

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

To the Registrar of Companies
(Address overleaf)


POUNDS

Please complete legibly, preferably in black type, or bold block lettering

For official use | Company number: 4083914

Name of company

*Insert full name of company

* Compass Group PLC


FIFTY POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:


TEN POUNDS

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,300,000	1,350,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10/2/2003	11/2/2003	12/2/2003
Maximum prices paid § for each share	299.92 p	303.53p	301.18 p
Minimum prices paid § for each share	299.92 p	303.53 p	301.18 p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 11,011,020
Stamp duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 55,060

TR/pos
d 5/3

Signed [signature] Designation‡ Company Secretary Date 5 March 2003

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):
The Secretary
Compass House
Guildford Street

For official use	
General Section	Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered Companies House within one month of the allotment of shares. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



FIFTEEN THOUSAND POUNDS
FIFTEEN THOUSAND POUNDS
FIVE HUNDRED POUNDS
TWO HUNDRED POUNDS
ONE HUNDRED POUNDS
TWENTY POUNDS

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	850,000	1,050,000	200,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	13/2/2003	14/2/2003	17/2/2003
Maximum prices paid § for each share	295.78p	291.36p	295.00p
Minimum prices paid § for each share	295.78p	291.36p	295.00p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£6,163,410
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 30,820

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 5 March 2003

Presentor's name address and reference (if any) :

The Secretary
Compass House

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

CHFP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares


FIFTEEN THOUSAND POUNDS
A
20 03
3

FIFTEEN THOUSAND
A
20 03
3

169


FIVE THOUSAND POUNDS
20 03
3

FIVE THOUSA POUNDS
20 03
3

ONE THOU POUNDS
20 03
3 Q

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985


HOUSAND POUNDS
20 03
3 Q

Please do not write in the space below For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number 4083914

Name of company

* insert full name of company

* Compass Group PLC


ONE THOUSAND POUNDS
20 03
3 Q

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,200,000	615,000	1,200,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	21/2/2003	27/2/2003	28/2/2003
Maximum prices paid § for each share	288.29 p	291.58 p	284.73 p
Minimum prices paid § for each share	288.29 p	291.58 p	284.73 p


TWO HUNDRED POUNDS
L
20 03
3

ONE HUNDRED POUNDS
AB
20 03
3

FIFTY POUNDS
AC
20 03
3

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,669,457
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 43,350

TR/AOS

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 20/3/2003

Presentor's name address and reference (if any) :

The Secretary

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares



CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number 4083914



Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,380,000	700,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	4/3/2003	7/3/2003	11/3/2003
Maximum prices paid § for each share	271·36p	277·964p	264·77p
Minimum prices paid § for each share	271·36p	277·964p	264·77p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£8,338,216
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£41,695

TR/NOS 8257

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 20/3/2003

Presentor's name address and reference (if any) :
The Secretary
Compass House

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169


FIFTEEN THOUSAND POUNDS
A
9 4 03


FIFTEEN THOUSAND POUNDS
A
9 4 03


ONE THOUSAND POUNDS
9 4 S 03


ONE THOUSAND POUNDS
4 S 03

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only


FIVE HUNDRED POUNDS
9 4 03

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

13


FIFTY POUNDS
9 4 03


FIFTEEN POUNDS
9 4 03

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	580,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14/3/2003	18/3/2003	19/3/2003
Maximum prices paid § for each share	253·29p	246·13p	261·78p
Minimum prices paid § for each share	253·29p	246·13p	261·78p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£6,512,524
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 32,565

Signed [signature] Designation ‡ Company Secretary Date 9/4/2003

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

The Secretary

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares



FIFTEEN THOUSAND POUNDS



FIVE THOUSAND POUNDS




FIVE HUNDRED POUNDS



TWO HUNDRED POUNDS

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only



FIFTY POUNDS



TWENTY POUNDS



FIFTEEN POUNDS

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies **(Address overleaf)**

For official use

Company number: 4083914

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	365,000	329,000	757,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	25/3/2003	28/3/2003	31/3/2003
Maximum prices paid § for each share	285·000p	283·714p	293·650p
Minimum prices paid § for each share	285·000p	283·714p	293·650p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£4,196,600
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 20,985

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 9/4/2003

Presentor's name address and reference (if any) :
The Secretary
Compass House

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000



FIFTY THOUSAND POUNDS



TWO HUNDRED POUNDS

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space For Inland Revenue use only



TWO HUNDRED POUNDS

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC



FIFTY POUNDS
TWENTY FIVE POUNDS

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	–
Number of shares purchased	2,500,000	1,125,000	–
Nominal value of each share	10p	10p	–
Date(s) on which the shares were delivered to the company	2/4/2003	3/4/2003	–
Maximum prices paid § for each share	280·315p	274·330p	–
Minimum prices paid § for each share	280·315p	274·330p	–

The aggregate amount paid by the company for the shares to which this return relates was:	£10,094,088
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 50,475

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 9/4/2003

Presentor's name address and reference (if any) :
The Secretary

For official Use (02/00)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Grayfield House
Spur X
5 Bankhead Avenue
Edinburgh EH11 4BF

DX: ED 543303 Edinburgh 33
Tel: 0131 442 3161

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh